Exhibit (a)(5)(B)

CANOPY GROWTH CORPORATION ANNOUNCES FINAL RESULTS OF ITS

OFFER TO PURCHASE CONVERTIBLE NOTES

SMITH FALLS, ONTARIO, December 6, 2018 — Canopy Growth Corporation. (TSX: WEED; NYSE: CGC) (the “Company”) announced today the final results of its tender offer (the “Convertible Notes Tender Offer”) pursuant to which each holder (each, a “Holder”) of the Company’s 4.25% Convertible Senior Notes Due 2023 (the “Notes”) issued pursuant to the Indenture, dated as of June 20, 2018, among the Company, GLAS Trust Company LLC, as U.S. trustee, and Computershare Trust Company of Canada, as Canadian trustee (the “Indenture”), had the right (the “Fundamental Change Repurchase Right”) to require the Company to repurchase all of such Holder’s Notes, or any portion thereof that is a multiple of C$1,000 principal amount, on December 5, 2018. The Fundamental Change Repurchase Right expired at 5:00 p.m., New York City time, on December 4, 2018 and was not extended.

In addition, the period (the “Make-Whole Fundamental Change Period”) during which each Holder had the right to convert such Holder’s Notes pursuant to the occurrence of a make-whole fundamental change, as provided in the Indenture, expired at 5:00 p.m., New York City time, on December 4, 2018, and the period (the “Conversion Period”) during which each Holder had right to convert such Holder’s Notes expired at 5:00 p.m., New York City time, on December 5, 2018.

The Company has been advised by GLAS Trust Company LLC, the paying agent and conversion agent for the Notes, that no Notes were validly surrendered for purchase pursuant to the Fundamental Change Repurchase Right. Further, no Notes were validly surrendered for conversion during the Make-Whole Fundamental Change Period or the Conversion Period.

Accordingly, as of December 6, 2018, C$600,000,000 aggregate principal amount of the Notes remain outstanding.